IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

THE QUIGLEY CORPORATION	:	**CIVIL ACTION**
	:	
vs.	:	
	:	
TED KARKUS, et al.	:	**NO. 09-2438**

ORDER

AND NOW this 12th day of June 2009, for the reasons set forth in the accompanying Memorandum, IT IS HEREBY ORDERED that

1) Plaintiff Quigley Corporation's Motion for Temporary Restraining Order and Preliminary Injunction (Doc. No. 3) is DENIED;

2) The imposition of a "standstill" or status quo order as set forth in the Court's Order of May 29, 2009 (Doc. No. 6) is hereby LIFTED;

3) The service of the Special Master(s) authorized by the Court's May 29, 2009 (Doc. No. 6) and June 2, 2009 (Doc. No.8) Orders shall now cease, and the Special Master(s) shall promptly submit his or their statements for services rendered; and

4) The Court will issue a subsequent order concerning further scheduling in connection with this litigation.

BY THE COURT:

S/Gene E.K. Pratter
GENE E.K. PRATTER
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

THE QUIGLEY CORPORATION	:	CIVIL ACTION
	:	
vs.	:	
	:	
TED KARKUS, et al.	:	NO. 09-2438

MEMORANDUM

Gene E.K. Pratter, J. June 12, 2009

BACKGROUND

The battle for control of The Quigley Corporation ("Quigley") continues unabated.[1] Indeed, given the melodrama portrayed in the papers, from the witness stand and in counsel's arguments, it may be said fairly that the contest has descended to distressing depths, muddying, if not befouling, the waters to such a degree that it is a challenge to keep in mind what must be decided now.[2]

The proxy fight initiated by Defendant Ted Karkus (together with defendants Burnett,

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[1]The first chapter of this litigation is addressed in the Court's May 15, 2009 Memorandum and Order docketed in Civil Action No. 09-1725 ("Quigley I"), an action that was dismissed voluntarily by Quigley on May 18, 2009.

[2]As the parties and their counsel have been informed, the Court is addressing separately several problematic issues that have been brought to the Court's attention during this litigation that call into question the conduct of some of the parties and some of the attorneys in this action and in the prior, related litigation. Because the Court has concluded that those issues merit separate study and are not essential for the Court's resolution of the pending Motion for Preliminary Injunction, those issues will be referred to here only to the very limited extent they may relate to the narrow issue presented by the Motion.

DeShazo, Gleckel and Leventhal) (collectively, "Karkus Defendants") resulted in a shareholder vote conducted at Quigley's annual meeting on May 20, 2009. The election results favored the Karkus Defendants' slate for the board of directors by a margin of approximately 300,000 shares from the 12,908,383 shares outstanding.

On May 29, 2009, 11 days after voluntarily dismissing the Quigley I action in which Quigley urged the Court to order the Karkus Defendants to disclose in required filings with the SEC that John Ligums (a defendant in the present suit - - "Quigley II" - - as well as in the prior action) was a member of the Karkus group of insurgent proxy contenders, Quigley commenced Quigley II against the same defendants. Here in Quigley II the claim is that between the conclusion of Quigley I and the commencement of Quigley II, Quigley representatives learned of certain new information, the upshot of which materially undermined the efficacy of the Court's May 15, 2009 ruling in Quigley I denying Quigley's prayer for injunctive relief.

Specifically, the allegations about the new information may be summarized as follows. On May 19, 2009 (the day before the scheduled shareholder vote) a group of Quigley executives (along with the company's outside general counsel) confronted Dr. Richard Rosenbloom, the Quigley chief medical officer (described by Quigley as a "key" Quigley employee) with certain documentation that had come into the accusers' possession. This prompted Dr. Rosenbloom to admit, contrary to his prior representations, that he had sought and been receiving monies periodically since October 2008 from Mr. Karkus. According to Quigley's pleadings, Dr. Rosenbloom also stated on May 19 that Mr. Karkus offered him other employment-related inducements to support the Karkus proxy effort. Quigley also claimed its recent discovery that Dr. Rosenbloom (and/or members of his family) had been receiving monies from certain of

Quigley's outside vendors. And, according to Quigley, at this same May 19 session, Dr. Rosenbloom attributed to Mr. Ligums various statements to the effect that Mr. Ligums was actively acquiring additional Quigley stock and was part of the insurgent Karkus group that hoped to unseat the incumbent board at the upcoming shareholders' meeting. At some point in this same time frame Quigley also allegedly learned that Dr. Rosenbloom sought and had been receiving money from Mr. Ligums as well as from Mr. Ligums's son.

Using the new information about the Karkus-Rosenbloom transactions, Quigley also specifically accused Mr. Karkus of giving false deposition testimony in Quigley I when, on May 13, 2009, he denied ever having had financial transactions with a "member of management or employee of Quigley." Thus, Quigley claimed to have facts that called into question the truthfulness of the testimony by Messrs. Karkus and Ligums in Quigley I that Mr. Ligums was not part of the Karkus group, the key issue in Quigley I. As a result of learning the foregoing, and because the results of the shareholder vote ostensibly in favor of the Karkus group was about to be certified, Quigley commenced this new litigation.

In Quigley II, Quigley moved for a temporary restraining order and/or preliminary injunction to prevent the installation of the new board of directors which was scheduled to take place on June 1, 2009. To permit orderly preparations for a preliminary injunction hearing on these new allegations, after consultation with counsel for the parties, the Court issued two orders, dated May 29, 2009 and June 2, 2009, respectively, to put into place a standstill agreement with respect to Quigley corporate activities to be overseen, as and if needed, by a Special Master, and preserving the status quo with respect to the board composition. The evidentiary hearing necessitated by the Quigley motion commenced on Friday, June 5, 2009 and concluded on

Monday, June 8, 2009.

At the hearing, Quigley first called Dr. Rosenbloom, Quigley's executive medical director and the executive vice president and chief operating officer of Quigley Pharma, Inc., a wholly-owned subsidiary of Quigley. In the telling of an unhappy tale of dire, ever worsening personal financial circumstances, Dr. Rosenbloom testified that prior to having been suspended without pay[3] from his position at Quigley on May 19, 2009, he had had financial dealings with Mr. Karkus, Mr. Ligums and Mr. Ligums's son. In sum, going back to 2005 Dr. Rosenbloom received in various periodic increments an aggregate of more than more than $50,000 from Mr. Ligums. Hrg. N.T. 161-162. He also had received a now-repaid $50,000 mortgage loan from Mr. Ligums's son. Hrg. N.T. 20. Finally, since fall 2008, Mr. Karkus had made periodic payments to Dr. Rosenbloom totaling $55,000. Pltf. Ex. 67. The most recent funds from Mr. Karkus had been received by Dr. Rosenbloom March 26, 2009, Pltf. Ex. 66, and from Mr. Ligums May 6, 2009. Pltf. Ex. 79. Dr. Rosenbloom characterized the funds thus received as loans necessitated by the desperate financial straits in which he found himself. He candidly testified that he has been looking essentially anywhere and everywhere for money.

According to Dr. Rosenbloom, he did not tell Mr. Karkus about the loans from Mr. Ligums, did not tell Mr. Ligums he was borrowing money from Mr. Karkus, and, as far as Dr. Rosenbloom knew, those two did not otherwise know about the other's financial dealings with him. Hrg. N.T. 36, 44. Dr. Rosenbloom also confirmed under oath that on more than one occasion -- most recently on April 13, 2009 by which date he had been aware of the impending

[3]Immediately prior to his suspension Dr. Rosenbloom's salary at Quigley Pharma had been approximately $355,000, not including annual bonuses; he was not presently a shareholder in the Quigley companies.

proxy fight - - he had denied to Quigley management having had any contacts or financial transactions with either Mr. Karkus or Mr. Ligums. Hrg. N.T. 10-13. Those denials were patently untrue when made. Dr. Rosenbloom also acknowledged having received payments from several Quigley outside vendors which the witness portrayed as payments to him for previously rendered consulting services to those vendors in their respective organizational stages. Hrg. N.T. 37-38.

Under oath Dr. Rosenbloom unambiguously denied ever having heard from Mr. Ligums that Mr. Ligums was working with Mr. Karkus in the 2009 proxy efforts. Hrg. N.T. 88, 178. He also denied telling his questioners in the May 19th meeting that Mr. Ligums had said he (Ligums) was working with Mr. Karkus to change the Quigley board. Hrg. N.T. 86.

Mr. Ligums also testified at the hearing. He acknowledged having loaned money to Dr. Rosenbloom periodically since sometime in 2005. Hrg. N.T. 160. Mr. Ligums claimed to be unaware that Dr. Rosenbloom had also turned to Mr. Karkus for financial assistance, though Mr. Ligums did know that his son (another Quigley shareholder) had given Dr. Rosenbloom a mortgage. Hrg. N.T. 159, 162. Mr. Ligums also did receive an e-mail in January 2009 from Dr. Rosenbloom that reasonably could be interpreted as suggesting that Dr. Rosenbloom would be trying to receive assistance of some sort from Mr. Karkus. Ex. R000042. As he had in Quigley I, Mr. Ligums denied being part of the Karkus group, and he denied ever having said or suggested to Dr. Rosenbloom that he was. Hrg. N.T. 178, 244-45. Finally, Mr. Ligums acknowledged having increased his Quigley shareholdings by 346,000 shares in the months leading up to the 2009 annual meeting. He said he did so as a way to put certain available funds to use. He also acknowledged that members of his family had increased their ownership of

Quigley shares as well, making the aggregate Ligums family's related holdings approximately 1 million shares. Hrg. N.T. 159.

Quigley also called Mr. Karkus to give testimony. Not unlike Mr. Ligums, Mr. Karkus admitted having made loans to Dr. Rosenbloom, sometimes on terms very favorable to Dr. Rosenbloom. Hrg. N.T. 135-137. The Karkus loans were memorialized in notes that were replaced when new loans were made. Id. Mr. Karkus acknowledged that a hearing exhibit, Pltf. Ex. 62, was a copy of a photographic copy of the first page of one such promissory note which had apparently been surreptitiously taken by a housekeeper employed by Dr. Rosenbloom (and who is a friend of the daughter of Quigley's incumbent CEO) using a cell phone to secure financial information about Dr. Rosenbloom which was then supplied to Quigley. Hrg. N.T. 136. Mr. Karkus testified that once he had been shown the Quigley press release, he immediately set about preparing his own press release in which he acknowledged the loans to Dr. Rosenbloom. Hrg. N.T. 115-117. See Pltf. Ex. 83.

On the issue of his May 13 deposition testimony in Quigley I in which he had apparently or arguably denied having entered into financial transactions with a "member of management or employee of Quigley," Mr. Karkus endeavored to draw exceedingly fine lines. He advanced several possibly incompatible propositions to explain himself. He said he understood the deposition question as being limited to Quigley *Corporation* management. Hrg. N.T. 119. Mr. Karkus intimated that the questions essentially tricked him by including "employees" within the scope of the question and by trying to shoe-horn Quigley *Pharma* within the ambit of "Quigley." Mr. Karkus repeatedly stated that Dr. Rosenbloom was an employee only of "Pharma," which is a separately incorporated entity. See, e.g., Hrg. N.T. 138. Mr. Karkus was so keen on this

distinction that he was at pains to repeatedly point out that Pharma is incorporated in Delaware, presumably to remind the Court that Quigley Corporation is incorporated in Nevada. Mr. Karkus also accentuated that Dr. Rosenbloom's exclusion from Quigley's (the parent) employ is reflected in the Company's own SEC filings. Thus, it seems that Mr. Karkus hoped to stake out the position that his deposition answer was correct (some might be compelled to say "technically" correct). However, focusing on Mr. Karkus's sophisticated knowledge of corporate structure and governance, the fact that Pharma was and is a wholly-owned subsidiary of Quigley Corporation, as well as Mr. Karkus's presumed awareness that the Quigley corporate family always had filed consolidated financial statements treating Pharma part and parcel of the corporate parent's finances, and, finally, recalling Mr. Karkus's own admittedly far greater interest in Pharma as compared to the parent corporation, one might easily expect that Mr. Karkus thinks "Pharma" when he hears "Quigley" and then adopt at least a somewhat cynical view of Mr. Karkus's line drawing regarding his deposition testimony. Notwithstanding his adamant efforts to justify his deposition testimony as correct, Mr. Karkus also acknowledged having authorized a correction to that deposition testimony by way of an "errata" sheet in which Mr. Karkus said:

> 55 24 Answer given was "No", as recorded, the question having followed earlier questioning regarding "management" of The Quigley Corporation and been understood by the witness in the same terms.
>
> 56 2 Answer given was "Never", as recorded. See prior comment.
>
> If the foregoing two questions had been understood to phrased [sic] or understood to embrace employees associated with Quigley Pharma, Inc., a separate entity incorporated in Delaware, the correct answer would have been "Yes". If the matter had been explored further, a personal loan between the witness and Dr. Richard Rosenbloom would have been identified.

Pltf. Ex. 85A.

The final witness at the evidentiary hearing was Thomas MacAniff, Esq., Quigley's outside general counsel. Mr. MacAniff was called as a witness to describe the May 19, 2009 meeting during which Dr. Rosenbloom was ultimately suspended from his job after being confronted and questioned about his dealings with Messrs. Karkus and Ligums and others. According to Mr. MacAniff, "well before the complaint [in Quigley I] was filed" (i.e., before April 23, 2009) he and certain of Quigley management had come into possession of the documents they used to confront Dr. Rosenbloom on May 19, 2009. Hrg. N.T. 218-219. These were the documents that reflected, confirmed and/or suggested payments of money by outside vendors and by Mr. Karkus to Dr. Rosenbloom. Armed with these documents,[4] Guy Quigley, two other company executives and Mr. MacAniff called Dr. Rosenbloom to account. A press release recounting the vendors' and Mr. Karkus's payments and Dr. Rosenbloom's suspension had been prepared in advance of the meeting. At the meeting Guy Quigley presented the press release to Dr. Rosenbloom for comment.

Much of Mr. MacAniff's account of the meeting is compatible with Dr. Rosenbloom's testimony, at least with respect to Mr. Karkus, the outside vendors, the fact of Dr. Rosenbloom's previous non-disclosure, and the reasons for his secrecy. However, according to Mr. MacAniff, Dr. Rosenbloom stated on May 19th in response to remonstrations to "come clean" about his relation with Mr. Ligums that Mr. Ligums had confided in Dr. Rosenbloom that "he was with [Mr.] Karkus in the proxy fight." Hrg. N.T. 210. Mr. MacAniff also said that Dr. Rosenbloom's

[4]The method by which these documents were secured, on whose authority and with whose prior or subsequent knowledge will be the subject of separate inquiry and are issues not essential to resolve for immediate purposes.

comments about his contacts with Mr. Ligums were "not clear." Hrg. N.T. 207. Nonetheless, Mr. MacAniff testified that Dr. Rosenbloom admitted to many years' worth of transactions with Messrs. Karkus and Ligums and attributed to Dr. Rosenbloom the statement that Mr. Ligums was part of the Karkus group. Hrg. N.T. 210.

The MacAniff testimony purporting to recount what Dr. Rosenbloom said that Mr. Ligums had said was, without a doubt, unabashed hearsay within hearsay. The Court admitted this testimony only to the extent it may inform the Court on the issue of Dr. Rosenbloom's credibility, i.e., whether or not he (Rosenbloom) said something, not whether Mr. Ligums said something and not whether what either of them supposedly said was true or not.

Mr. MacAniff said the May 19 "meeting concluded with [Dr.] Rosenbloom saying that his life was over and that he was going to go and blow his brains out" to which Mr. MacAniff says he responded "get a grip or a back-off statement." Hrg. N.T. 216. (In answer to the Court's subsequent questions, Mr. MacAniff stated he had sometimes previously found Dr. Rosenbloom given to "overstatement." Hrg. N.T. 241-42.) Immediately after the May 19th meeting, accordingly to Mr. MacAniff, Quigley issued the previously prepared press release without amendment, supplement or edit. Hrg. N.T. 237. No mention of Mr. Ligums in any capacity or respect appears in the Quigley press release as issued. Pltf. Ex. 82.

DISCUSSION

A. Legal Standard

Quigley II is fashioned on its face as an action in which the Plaintiff contends that it had discovered evidence that its adversaries in Quigley I had made sufficiently material misrepresentations in Quigley I to undermine the validity of the Court's Order in Quigley I.

Because of the imminent seating of the Karkus directors slate, facilitated, in Quigley's view, by the Court's Quigley I Order, the incumbent Quigley board and management moved for a preliminary injunction premised on the Quigley II allegations of "new evidence" that exposed the fallacies of the underpinnings of the Quigley I Order.

The multi-faceted procedural posture of Quigley II presents a number of important preliminary issues that the parties have not briefed or argued but that could be determinative at any given juncture. The most obvious issue is whether the Quigley II complaint should be considered and treated as nothing more or less than a motion essentially for reconsideration based upon newly discovered evidence à la F.R.C.P. 59 or 60, with the significantly heavy legal burdens as typically assigned thereunder. Or might Quigley Corporation elude some of the challenges presented by the "reconsider due to newly discovered evidence" path, only to run into the potentially equally problematic questions of burden of proof demanded in any action for a preliminary injunction (is the plaintiff "likely to succeed on the merits?"), coupled with the equitable defenses of laches[5] and unclean hands?[6]

As important as the Court knows it is to have a clear vision of the nature of the action, the

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[5]The doctrine of laches suggests itself because a significant defense argument here is that it is virtually unassailable that Quigley actually had the "new" evidence and the means to get more of the same by April 9, 2009, well before Quigley I was even filed let alone before Quigley I was voluntarily dismissed by Quigley. Laches could arguably defeat the application for the injunction as presently framed.

[6]Without belaboring it at this point, Quigley's new request for the benefit of the equitable power of the Court possibly could be defeated by (1) Quigley's role, if any, in securing or receiving the unauthorized photographs of Dr. Rosenbloom's financial records taken by his cleaning lady using her cell phone and/or (2) once having such material neglecting to produce it in response to clearly stated discovery requests in Quigley I. For whatever reason, the defendants had not mounted a full-blown presentation to invoke either of these arguments for an unclean hands equitable defense.

available defenses, the applicable elements to be proven and the burdens to be carried, in this case in its present posture and as it has been shaped, these fundamentals need not be neatly resolved. Quigley's trial counsel correctly summarized the case as involving three issues: (1) what is the new evidence, (2) why was it not available before, and (3) how does it affect the outcome. The Court has concluded that even using the most modest burdens of proof and without subjecting Plaintiff to anything close to rigorous scrutiny as to its entitlement to try to invoke the Court's equitable powers, this Plaintiff is not "likely to succeed on the merits" of its claim in Quigley II and, therefore, the motion for preliminary injunction[7] will be denied.

When all of the dust has settled, there simply is no admissible evidence (even accepting for the moment that what Quigley has presented qualifies as "new" - - a proposition which the Court does not accept) that is arguably relevant to the issue of whether Mr. Ligums should have been disclosed as a member of the insurgent Karkus group in advance of the proxy solicitation. Evidence that both Mr. Ligums and Mr. Karkus were loaning roughly equivalent amounts of money to the same desperate corporate insider raises any number of concerns, but that circumstance does not make it more likely than not that Mr. Ligums was formally part of the Karkus proxy group. Even if their knowing of the other's action vis á vis the hapless Dr. Rosenbloom was relevant, here there is no witness or document that suggests Messrs. Ligums and Karkus knew about the other helping Dr. Rosenbloom, much less were acting in concert to

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[7]The district court may grant a preliminary injunction - - which is considered to be an "extraordinary remedy" - - "only if '(1) the plaintiff is likely to succeed on the merits; (2) denial will result in irreparable harm to the plaintiff; (3) granting the injunction will not result in irreparable harm to the defendant; and (4) granting the injunction is in the public interest.'" P.C. Yonkers, Inc. v. Celebrations the Party Seasonal Superstore LLC, 428 F.3d 504, 508 (3d Cir. 2005). All four elements must be established before a preliminary injunction may issue.

do so.

The other testimony or argument that Quigley invokes on behalf of its claims is the suggestion that Mr. Karkus was exposed as a non-truthteller in his prior deposition and, therefore, his prior denial about working with Mr. Ligums should not be credited. At this point, however, even if the Court were to season its consumption of Mr. Karkus's testimony with even considerably more salt than used previously, that would not turn Mr. Ligums into a member of the group.

Quigley also would hope to make something of Mr. MacAniff's rendition of what Dr. Rosenbloom supposedly said Mr. Ligums had said about his support of the Karkus efforts. Strictly speaking, as previously noted, this testimony was allowed in only to the extent it might have reflected upon Dr. Rosenbloom's credibility. Leaving aside the fact that Mr. MacAniff's actual testimony was very weak and non-specific as to the statement attributed to Mr. Ligums, and also leaving aside the obvious inadmissibility of the hearsay, if Dr. Rosenbloom (who repeatedly denied making any such statement) actually had recounted anything at the May 19th meeting even close to Quigley's portrayal in its pleadings of its "newly discovered evidence" as to Mr. Ligums's alignment with the Karkus group, this would have been so significant one would have expected the Quigley forces to include such important intelligence in the press release that was issued on the eve of the shareholder vote. No such information was included, leaving the Court to conclude that at most Dr. Rosenbloom's comments about Mr. Ligums, if any, were not sufficient to support any claim about Mr. Ligums being in 13D cahoots with Mr. Karkus.

The final piece of "new" evidence, which actually is "new" because it did not exist, by definition, until May 20, 2009 when the shareholder vote became official, is that Mr. Ligums did

actually vote his shares with Mr. Karkus and those shares were of such a number as to be very significant to the Karkus victory. Even though this evidence is "new" and certainly could not have been available in Quigley I, the Court holds that it is not probative of whether, before those votes were cast, Mr. Ligums should have been publicly disclosed as part of the Section 13D group. First, the fact that the number of the Ligums increased holdings fit neatly into the margin of victory is of no moment – if Mr. Ligums was part of the Karkus group, it would not have mattered whether the Karkus slate won or lost. Moreover, if that simple numerical game was allowed for purposes of deciding who should have been disclosed after the fact, then any shareholder or combination of shareholders with holdings totaling the margin of victory are at risk of being accused after the fact as having been part of an undisclosed 13D group. Such a situation would subject shareholder votes to intolerable uncertainties. Second, Mr. Ligums adequately explained the circumstances and reasons for his increased acquisitions of shares. His disaffection with Quigley management was likewise adequately explained and, standing alone, does not trigger the 13D notice requirement.

Accordingly, without exposing at this time the particulars of the timing and circumstances of the acquisition of the "new evidence," arguably "new evidence" is so slight and far afield that it does not have any likelihood of effecting the outcome in this case in any manner favorable to Quigley. An Order consistent with this Memorandum follows.

BY THE COURT:

S/Gene E.K. Pratter
GENE E.K. PRATTER
United States District Judge